Exhibit 21.1

Subsidiaries of CoreSite Realty Corporation

Name	Jurisdiction

CoreSite, L.P.	DE
CoreSite Services, Inc.	DE
CoreSite, L.L.C.	DE
CoreSite 1275 K Street, L.L.C.	DE
CoreSite 32 Avenue of the Americas, L.L.C.	DE
CoreSite 55 S. Market Street, L.L.C.	DE
CoreSite Coronado Stender, L.L.C.	DE
CoreSite One Wilshire, L.L.C.	DE
CoreSite Real Estate 12100 Sunrise Valley Drive, L.L.C.	DE
CoreSite Real Estate 1656 McCarthy, L.L.C.	DE
CoreSite Real Estate 2115 NW 22nd Street, L.L.C.	DE
CoreSite Real Estate 2901 Coronado, L.L.C.	DE
CoreSite Real Estate 55 S. Market Street, L.L.C.	DE
CoreSite Real Estate 70 Innerbelt, L.L.C.	DE
CoreSite Real Estate 900 N. Alameda, L.L.C.	DE
CoreSite Development Services, Inc.	DE
CoreSite Real Estate 427 S, LaSalle, L.L.C.	DE
CoreSite Real Estate 2 Emerson Lane, L.L.C.	DE
Comfluent Acquisition, LLC	DE
FryingPan, LLC	CO